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                          June 5, 2023

       Kathryn JohnBull
       Chief Financial Officer
       DLH Holdings Corp.
       3565 Piedmont Road, NE
       Building 3, Suite 700
       Atlanta, Georgia 30305

                                                        Re: DLH Holdings Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed May 30, 2023
                                                            File No. 333-272277

       Dear Kathryn JohnBull:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Michael A. Goldstein,
Esq.